Exhibit E

The trading dates, number of shares purchased and the weighted average price per share for all transactions by the Reporting Person in the shares of Common Stock since the filing of Amendment No. 3, are set forth below:

Date	Quantity	Weighted Average Price per Share
10/6/2017	1,000	20.0825
10/9/2017	11,400	20.2533
10/10/2017	25,000	20.7125
10/11/2017	37,500	19.7994
10/12/2017	5,702	19.0799
10/13/2017	25,000	19.4653
10/16/2017	16,500	20.6091